UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 323500080
Washington, D.C. 20549	Expires: February 28, 2009
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32880

Market Vectors ETF Trust, American Stock Exchange, LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

335 Madison Avenue, 19th Floor
New York, New York 10017
(212) 687-5200
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of Beneficial Interest, no par value, of the following portfolios:

Market Vectors—Agribusiness ETF
Market Vectors—Environmental Services ETF
Market Vectors—Gaming ETF
Market Vectors—Gold Miners ETF
Market Vectors—Nuclear Energy ETF
Market Vectors—RVE Hard Assets Producers ETF
Market Vectors—Solar Energy ETF
Market Vectors—Steel ETF
Market Vectors—Intermediate Municipal Index ETF
Market Vectors—Long Municipal Index ETF
Market Vectors—Short Municipal Index ETF

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17 CFR 240.12d2-2(a)(1)

☐  17 CFR 240.12d2-2(a)(2)

☐  17 CFR 240.12d2-2(a)(3)

☐  17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Market Vectors ETF Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 17, 2008	By	/s/ Joseph J. McBrien	Senior Vice President
Date	Name		Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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